# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sturm, Ruger & Company, Inc., CIK 0000095029
CUSIP: 864159108
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 1 LACEY PLACE, SOUTHPORT, Connecticut (CT), 06490
Date of event which requires filing of this statement: 05/02/2026
Amends the filing with accession number 0001193805-26-000373
Filed by CIK 0002086731
Persons authorized to receive notices and communications: Robert Eckert, Beretta Holding S.A., 9 rue Sainte Zithe, Luxembourg, Luxembourg (N4), L-2763, 352 691 325 028

## Reporting persons
- Beretta Holding S.A. (CIK 0002086731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,587,000; shared voting power 0; sole dispositive power 1,587,000; shared dispositive power 0; aggregate amount beneficially owned 1,587,000 (9.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: Sturm, Ruger & Company, Inc.
Address of issuer's principal executive offices: 1 LACEY PLACE, SOUTHPORT, Connecticut (CT), 06490
Comment: This Amendment No. 6 to the Schedule 13D ("Amendment No. 6") is being filed on behalf of the undersigned, Beretta Holding S.A. (the "Reporting Person"), to amend the Schedule 13D filed by the Reporting Person with the SEC on September 22, 2025, the first amendment to the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025, the second amendment to the Schedule 13D filed by the Reporting Person with the SEC on December 1, 2025, the third amendment to the Schedule 13D filed by the Reporting Person with the SEC on February 26, 2026, the fourth amendment to the Schedule 13D filed by the Reporting Person on March 25, 2026 and the fifth amendment to the Schedule 13D filed by the Reporting Person on March 31, 2026 (collectively, as amended, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 6, the information previously reported in the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the "Act") on behalf of the Reporting Person.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The business address of the Reporting Person is 9 rue Sainte Zithe, L-2763, Luxembourg. The officers and directors of the Reporting Person and their principal occupations and business addresses are set forth on Exhibit 1 attached hereto and are incorporated by reference in this Item 2.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of the Reporting Person is to act as a holding company. The officers and directors of the Reporting Person and their principal occupations and business addresses are set forth on Exhibit 1 attached hereto and are incorporated by reference in this Item 2.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

Neither the Reporting Person, nor any person listed on Exhibit 1 attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

Neither the Reporting Person, nor any person listed on Exhibit 1 attached hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

The Reporting Person is a Luxembourg corporation formed under the laws of Luxembourg. The citizenship of the persons listed on Exhibit 1 attached hereto, is set forth therein and is incorporated by reference in this Item 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 2, 2026, the Reporting Person entered into an agreement with the Issuer (the "Agreement") regarding the Reporting Persons's shareholding in the Issuer, matters related to the composition of the Issuer's Board of Directors (the "Board") and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to, within five (5) business days following the later of the 2026 annual meeting of stockholders (the "2026 Annual Meeting") and the date of satisfaction of certain Regulatory Conditions (as defined in the Agreement), take all actions necessary to appoint two (2) directors to the Board sourced by Beretta Holding (each a "Beretta Holding Director") that have been approved by the Board and are independent from both the Issuer and the Reporting Person, subject to certain conditions. The Issuer also agreed to appoint each Beretta Holding Director to at least one (1) committee of the Board. Subject to certain conditions, the Reporting Person is also entitled to replacement rights with respect to any Beretta Holding Director at any time prior to the Issuer's 2029 annual meeting of stockholders (the "2029 Annual Meeting").

The Issuer further agreed that subject to certain conditions, the Board will nominate the Beretta Holding Directors for election to the Board at the Issuer's 2027 annual meeting of stockholders (the "2027 Annual Meeting") and 2028 annual meeting of stockholders and will recommend, support and solicit proxies for the election of the Beretta Holding Directors in the same manner as it recommends, supports, and solicits proxies for the election of the Issuer's other director nominees up for election at such meetings.

The Reporting Person's right to appoint the Beretta Holding Directors is subject to certain conditions, including the Beretta Holding Group (as defined in the Agreement) maintaining certain minimum beneficial ownership levels of the Issuer's common stock, par value $1.00 per share ("Common Stock"). Those minimum beneficial ownership levels are (i) beneficial ownership of 20% of the Common Stock for two Beretta Holding Directors and (ii) beneficial ownership of 15% of the Common Stock for one Beretta Holding Director, but are subject to an initial grace period following the execution of the Agreement and to further 30-day grace periods in the event that the Beretta Holding Group's beneficial ownership of Common Stock falls below one or both of those levels solely due to certain dilutive issuances by the Issuer.

Pursuant to the Agreement, the Reporting Person has irrevocably withdrawn its February 24, 2026 notice to the Issuer of the Reporting Person's intent to nominate certain individuals to stand for election to the Board at the 2026 Annual Meeting.

The "Standstill End Date" is the earlier of (i) 30 days prior to the deadline under the Issuer's bylaws to nominate directors for the 2029 Annual Meeting and (ii) only if CFIUS Approval (as defined in the Agreement) has not been received by such date (and the failure to receive CFIUS Approval by such date is not in whole or in part the result of a failure by a member of the Beretta Holding Group to diligently pursue CFIUS Approval), 30 days prior to the deadline under the Issuer's bylaws to nominate directors for the 2027 Annual Meeting.

The Reporting Person, subject to the satisfaction of certain conditions described in the Agreement, will commence a tender offer to acquire up to the lesser of 15.05% of the Issuer's then issued and outstanding Common Stock and 2,400,184 shares of the Issuer's issued and outstanding Common Stock, for a cash price per share of not less than $44.80 (the "Tender Offer"), and on such other terms and conditions as are provided in or permitted by the Agreement. The Tender Offer has not yet commenced.

Effective as of the execution of the Agreement, the Beretta Holding Group and certain additional related persons will be subject to an aggregate beneficial ownership cap equal, initially, to 10% of the Issuer's issued and outstanding voting securities (the "Independent Ownership Limit"). Following the satisfaction of the Regulatory Conditions, the Independent Ownership Limit increases to 25% of the Issuer's issued and outstanding voting securities, as described further in the Agreement.

Until the Standstill End Date, the Issuer has agreed to use reasonable best efforts to offer the Reporting Person the opportunity to participate in certain issuances of the Issuer's Common Stock for cash to maintain it's pre-issuance ownership level, subject to certain limitations.

Until the Standstill End Date and subject to the mirror voting obligations described below and certain obligations of the Issuer, the members of the Beretta Holding Group are required to vote all Issuer voting securities beneficially owned by them at all stockholder meetings (i) in favor of the Issuer's director nominees, (ii) against the election of any directors that have not been nominated by the Issuer and (iii) in accordance with the Board's recommendation with respect to any other proposal presented at such meeting, other than non-director proposals that either receive an "against" recommendation from either ISS or Glass Lewis or that constitute Extraordinary Transactions (as defined in the Agreement).

The Beretta Holding Group is also subject to an obligation to vote all Issuer voting securities beneficially owned by them above a "mirror voting threshold", "for" and "against" matters (other than Extraordinary Transactions) in the same proportion as non-Reporting Person-related stockholders vote on such matters. The mirror voting threshold is set at 10% of the Issuer's issued and outstanding voting securities until the Standstill End Date and increases to 20% of the Issuer's issued and outstanding voting securities after the Standstill End Date.

Subject to the Issuer's compliance in all material respects with certain obligations under the Agreement, Beretta Holding Group and certain additional related persons are required to comply with certain standstill obligations, subject to certain exceptions, until the Standstill End Date.

In addition, the Agreement contemplates that the Issuer and the Reporting Person will seek to identify and explore, on a non-binding basis, potential avenues for future commercial cooperation, which could potentially include, among other things, potential opportunities with respect to sales, supply chains, sourcing and manufacturing.

On May 4, 2026, the Issuer and the Reporting Person issued a joint press release announcing the execution of the Agreement. A copy of the press release is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 2, 2026, the Reporting Person and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Directors and Officers.

Exhibit 99.1 - Agreement by and among Beretta Holding S.A. and Sturm, Ruger & Company, Inc., dated May 2, 2026 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 4, 2026).

Exhibit 99.2 - Press Release (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on May 4, 2026).

## Signatures
- Beretta Holding S.A.: /s/ Robert Eckert, Robert Eckert, General Manager of Beretta Holding S.A. (05/04/2026)